Exhibit 15.1

Ratios

Liquid financial assets over total assets

	At December 31,
Thousands of U.S. dollars	2023	2022	2021
Cash and cash equivalents	1,637,821	1,091,527	318,127
Other current investments	1,969,631	438,448	397,849
Non-current investments	398,220	113,574	312,619
Liquid financial assets	4,005,672	1,643,549	1,028,595
Total assets	21,081,895	17,550,246	14,449,431
Ratio	0.19	0.09	0.07

Total liabilities to total assets ratio

	At December 31,
Thousands of U.S. dollars	2023	2022	2021
Total liabilities	4,051,458	3,515,809	2,343,729
Total assets	21,081,895	17,550,246	14,449,431
Ratio	0.19	0.20	0.16

Current borrowings to total borrowings

	At December 31,
Thousands of U.S. dollars	2023	2022	2021
Current borrowings	535,133	682,329	219,501
Total borrowings	583,437	728,762	330,933
Ratio	0.92	0.94	0.66